Exhibit 99.1

Intec Pharma Ltd. to Host Key Opinion Leader Luncheon on Novel Drug Delivery Solutions in the Treatment of Parkinson’s Disease

JERUSALEM, April 3, 2018 -- Intec Pharma Ltd. (NASDAQ, TASE: NTEC), a clinical stage biopharmaceutical company focused on developing pharmaceutical therapies based on its proprietary Accordion Pill™ platform technology, today announced it will host a Key Opinion Leader (KOL) luncheon on the topic of Novel Drug Delivery Solutions in the Treatment of Parkinson’s Disease on Wednesday, April 11 (World Parkinson’s Day), in New York City.

The event will feature presentations by KOLs C. Warren Olanow, MD, Mount Sinai School of Medicine, and Karl Kieburtz, MD, MPH, University of Rochester, who will discuss the current treatment landscape and unmet medical need for treating patients with Parkinson’s Disease.

Intec Pharma’s lead product candidate, the Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, is in Phase 3 clinical trials for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients.

Dr. Olanow is the Henry P. and Georgette Goldschmidt Professor and Chairman Emeritus of the Department of Neurology and Professor in the Department of Neuroscience at the Mount Sinai School of Medicine in New York City. He received his medical degree from the University of Toronto, and performed his neurology training at the New York Neurological Institute at Columbia University. He is a Past President of the Movement Disorder Society, Past President of the International Society of Motor Disturbances, Past Treasurer of the American Neurological Association, and past Editor-in Chief of the journal Movement Disorders. He was a founding member and served on the initial Executive Committee of the Parkinson Study Group. He has led multiple pivotal clinical trials including the Pergolide study, ADAGIO study, STRIDE-PD, Deep Brain Stimulation (DBS) for tremor, DBS for PD, Fetal nigral transplantation, gene delivery of neurturin, and the recently approved trial of levodopa/carbidopa intestinal gel (Duopa®) treatment. He has served on dozens of Scientific Advisory Committees for pharmaceutical and biotech companies, is a member of the Executive Committee of the Scientific Advisory Board of the Michael J. Fox Foundation, and serves on the board of directors of the National Space Board Research Institute. He is an honorary professor at University College London (Royal Free Hospital), an honorary member of the French Neurological Society, an honorary fellow of the Royal College of Physicians in the United Kingdom (FRCP), and the recipient of the 2013 movement disorder research award from the American Academy of Neurology. He has published more than 375 peer-reviewed articles and was named the most cited researcher in Parkinson’s disease in the United States over the past quarter century. He has lectured on Parkinson’s disease and other neurodegenerative disorders at universities and conferences throughout the world.

Dr. Kieburtz is the Robert J. Joynt Professor in the Department of Neurology, Professor in the Department of Public Health Science and Environmental Medicine, Director of the Clinical & Translational Science Institute, and Senior Associate Dean for Clinical Research at the University of Rochester. He attended medical school and performed a Neurology Residency at the University of Rochester, and obtained an MPH degree from the same institution. He previously served as Director of the Center of Human Experimental Therapeutics (CHET), and Director of the Clinical Trial Coordination Center (CTCC) at the University of Rochester. He is director of the clinical coordinating center for the Parkinson’s Progression Markers Initiative (PPMI) program sponsored by the Michael J. Fox Foundation, and is a Scientific Advisor to the Alzheimer Disease Cooperative Study (ADCS). Dr. Kieburtz served as the Chair of the FDA Peripheral and Central Nervous System Advisory Committee. He was the past Chair of the Parkinson Study Group Executive Committee, and a past member of the Huntington Study Group Executive Committee. He served as Vice-President of the American Neurological Association, was a member of the International Executive Committee of the Movement Disorder Society, and was associate editor of the Neurology and Movement Disorder Journals. He has been primary investigator for more than 50 multi-center NIH, industry, and Foundation sponsored clinical trials including the large NIH-sponsored multi-center NET-PD studies.

This event is intended for institutional investors, sell-side analysts, investment bankers and business development professionals only. Please RSVP in advance if you plan to attend, as space is limited. For those who are unable to attend in person, a live webcast and replay of the event will be accessible via the Company’s internet website at www.intecpharma.com.

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, and AP-cannabinoids, an Accordion Pill to deliver either or both of the primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC) for various indications including low back neuropathic pain and fibromyalgia.

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Bob Yedid

LifeSci Advisors, LLC

646-597-6989

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